August 12, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS KKR Capital Corp.
CIK# 0001422183

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), enclosed for filing on behalf of FS KKR Capital Corp., a Maryland corporation (the “Company”), please find:

(i) attached as Exhibit A, a copy of the Company’s fidelity bond binder for the extension of the Company’s fidelity bond for the period from July 9, 2022 to December 19, 2022; and

(ii) attached as Exhibit B, an officer’s certificate certifying the resolutions approved at a meeting of the board of directors of the Company held on August 4, 2022, which a majority of the directors who are not “interested persons” of the Company as defined in the 1940 Act have approved the extension coverage of the fidelity bond.

Please be advised that the fidelity bond premium extension has been paid for the period from July 9, 2022 to December 19, 2022.

Sincerely,

/s/ Stephen S. Sypherd

Stephen S. Sypherd

General Counsel

FEDERAL INSURANCE COMPANY

Endorsement No.: 15

Bond Number: 82307788

NAME OF ASSURED:	FS KKR CAPITAL CORP.

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.    BOND PERIOD:              from    12:01 a.m. on     July 9, 2021

                                                               to    12:01 a.m. on     December 19, 2022

This Endorsement applies to loss discovered after 12:01 a.m. on July 9, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 20, 2022	By
Authorized Representative

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

EXHIBIT B

OFFICER’S CERTIFICATE

August 12, 2022

I, William Goebel, hereby certify that I am the Chief Accounting Officer and Treasurer of FS KKR Capital Corp., a Maryland corporation (the “Company”), that, as such, I am authorized to execute this certificate on behalf of the Company, and that:

The resolutions attached hereto as Annex A are true, correct and complete copies of the resolutions duly adopted by the Company’s Board of Directors, at a meeting on August 4, 2022, relating to the extension of the fidelity bond of the Company. Such resolutions have not been amended, modified or revoked and are in full force and effect on the date hereof.

IN WITNESS WHEREOF, I have executed this Certificate as of the date first written above.

/s/ William Goebel
Name: William Goebel
Title: Chief Accounting Officer and Treasurer

FS KKR CAPITAL CORP.

APPROVAL OF FIDELITY BOND INSURANCE COVERAGE EXTENSION

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) promulgated thereunder require a BDC, such as FS KKR Capital Corp. (the “Company”), to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the Company who may singly, or jointly with others, have access to the securities or funds of the Company, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his or her position as an officer or employee of a bank (each, a “Covered Person”);

WHEREAS, Rule 17g-1 promulgated under the 1940 Act requires that a majority of the Independent Directors approve periodically (but not less than once every 12 months), in accordance with the provisions of Rule 17g-1 under the 1940 Act, the reasonableness of the form and amount of the bond, with due consideration, among other things, to the value of the aggregate assets of the Company to which any Covered Person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in the Rule;

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices;

WHEREAS, the Board, including all of the Independent Directors, have previously received and reviewed a copy of the current fidelity bond issued by Federal Insurance Company, a reputable fidelity insurance company, in the amount equal to $2,500,000 and naming the Company as an insured (the “Current Joint Fidelity Bond”);

WHEREAS, the Current Joint Fidelity Bond is scheduled to expire on July 9, 2022, and the Company will need to extend such bond for a period ending on December 19, 2022 in order to comply with the 1940 Act; and

WHEREAS, the Board desires to authorize the officers of the Company (the “Authorized Officers”) to make the filing and give the notices required by Rule 17g-1 promulgated under the 1940 Act and negotiate, execute and deliver such documents or agreements as may be necessary to cause the extension of the Company’s joint fidelity bond (the “Extended Joint Fidelity Bond”), provided, that: (i) the amount of coverage of the Extended Joint Fidelity Bond shall be computed in accordance with the schedule set forth in Rule 17g-1(d)(l) promulgated under the 1940 Act; (ii) the Extended Joint Fidelity Bond provides at least as much coverage as the Company’s current fidelity bond, with any increase to the current coverage amount as the Authorized Officers deem necessary or appropriate; and (iii) the Extended Joint Fidelity Bond is otherwise issued on substantially the same terms and conditions as the Company’s current fidelity bond.

NOW, THEREFORE, BE IT RESOLVED, that, having considered all factors deemed relevant by the Board, including, but not limited to: (i) the expected aggregate value of the securities and other assets of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities); (ii) the type and terms of the arrangements made for the custody of such securities and assets; (iii) the nature of securities and other investments to be held by the Company; (iv) the accounting procedures and controls of the Company; (v) the nature and method of conducting the operations of the Company; and (vi) the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 promulgated thereunder, the Board, including a majority of the Independent Directors, hereby determines that the Extended Joint Fidelity Bond, in the form as discussed at the meeting, covering, among others, the officers and employees of the Company, and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, having an aggregate coverage amount of at least the amount required under the 1940 Act, with any increase to such aggregate coverage amount as the Authorized Officers deem necessary or appropriate, be, and it hereby is, confirmed, ratified and approved; and it is further

RESOLVED, that the Board, including a majority of the Independent Directors, has determined the portion of the premium to be paid by the Company be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other insured parties named as insureds, the nature of the business activities of the other insured parties, the amount of the Extended Joint Fidelity Bond and the amount of the premium for such Extended Joint Fidelity Bond, the ratable allocation of the premium among the insureds, and the extent to which the share of the premium allocated to the Company is less than the premium the Company would have had to pay had such Extended Joint Fidelity Bond not been obtained; and it is further;

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized and directed to cause the Company to pay the premium payable with respect to the Extended Joint Fidelity Bond; and it is further

RESOLVED, that the terms and conditions of the Extended Joint Fidelity Bond be, and hereby are, approved and adopted in all respects, with such amendments thereto as any Authorized Officer may approve, and with approval of such further amendments; and it is further

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized and directed, in the name of and on behalf of the Company, to execute the Extended Joint Fidelity Bond on behalf of the Company; and it is further

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed to make filings with the SEC, in consultation with counsel to the Company, and to give notices as may be required, from time to time, pursuant to Rule 17g-l(g) and Rule 17g-l(h) under the 1940 Act; and it is further

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized and directed to amend the Company’s Extended Joint Fidelity Bond, in consultation with counsel to the Company; and it is further

RESOLVED, that the Authorized Officers be, and each of them individually hereby is authorized, empowered and directed, in the name of and on behalf of the Company, to enter into, execute and deliver any agreement or other instrument, and to take all such steps, and to make all such payments, fees and remittances, as such Authorized Officer, with the advice of counsel, deems necessary, advisable or desirable or as may be required under the requirements of applicable law, including but not limited to the 1940 Act, to carry out the intent of the foregoing resolutions, such determination to be conclusively evidenced by the execution and delivery thereof; and it is further

RESOLVED, that any and all actions previously taken by the Company or any of its respective directors or officers or others acting on behalf of such Company in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of such Company.